

November 18, 2013

<u>Via Email</u>
Rockne J. Timm
Chief Executive Officer and Director
Gold Reserve Inc.
926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201

> **Re: Gold Reserve Inc.**
> **Registration Statement on Form F-3**
> **Filed October 28, 2013**
> **File No. 333-191955**

Dear Mr. Timm:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 6</u>

1.   Please revise this section to describe any material relationship between you and your selling shareholders. Refer to Item 507 of Regulation S-K.

<u>Exhibits</u>

2.   Please revise to file your exhibits separately instead of appending them to the back of the registration statement. See Item 9 of Form F-3 and Item 601 of Regulation S-K.

Legality Opinion

3.   We note that the legality opinion is not signed by counsel. Please provide a signed and dated legality opinion with your amendment.

4.   We note that counsel issued the legality opinion solely for your benefit and stated that it is not to be relied upon or reviewed by any other party without our prior written consent. Please have counsel revise the legality opinion to delete this limitation on reliance. Please note that investors must be able to rely upon the provided opinion of counsel. Refer to Section II(B)(3)(d) of Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jonathan B. Newton
       Baker & McKenzie LLP